X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 OCT 23 A 8:58

[redacted]

07027500

DELIVERED BY MAIL

SUPPL

October 16, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

You will find enclosed :

- A News Release for X-Cal Resources Ltd. dated October 16, 2007
- A Material Change Report dated October 16, 2007

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

cws/encl

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

dw 10/23

X-Cal Resources Ltd.

TSX/XCL **October 16, 2007**

News Release

SONIC DRILL PROGRAM BEGINS at SLEEPER

A Sonic Drill Program to gather additional material from the Heap Leach Pads at Sleeper is underway.

Sonic drilling utilizes high-frequency vibration to pass through unconsolidated material and obtain a continuous sample, generally without the use of water, air or mud. The forty-hole program is scheduled for completion in November.

Column testing of material from the Heap Leach Pads is already in progress at Kappes, Cassiday & Associates of Reno, Nevada using samples from the earlier 2007 trenching program. The sonic samples will add to the test material.

Definition drilling of the Facilities North area, located adjacent to the heaps, is also nearing completion. The program for this area has used a combination of reverse circulation (RC) and core drilling.

Near-term project goals call for independent estimates of the gold and silver mineralization in the Heap Leach Pads and Facilities North areas that comply with NI 43-101 regulations. Evaluating the potential for a new heap leach operation at Sleeper will be the next objective, after mineralization from these two areas is officially quantified.

A comprehensive set of images entitled "Evolution of the Sleeper Gold Property" has been posted to www.x-cal.com. The presentation documents a geologic breakthrough at Sleeper, which should assist modeling of the Facilities North mineralization and near mine exploration at Sleeper.

The 2007 X-CAL Annual Report describes favorable strata/horizons that localize mineralization. The report contains descriptive graphics, text and encouraging highlight drill intercepts.

The proposed winter drill program for Sleeper will continue definition drilling of the West Wood high-grade and testing of the favorable horizon between West Wood and the North West Target over a +1,500 meter distance (see highlight intercepts in Annual Report).

The Sleeper Gold Project covers a 30 square mile Epithermal Gold District. The near-term goals are foundation steps towards the larger exploration potential of the district as described in the paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe, which can be found at www.x-cal.com.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.*, and Larry Kornze, *P.Eng*., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

RECEIVED

2007 OCT 23 A 8:-1

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

October 16, 2007

3. **Press Release**

A Press release was disseminated on October 16, 2007.

4. **Summary of Material Change**

A Sonic Drill Program to gather additional material from the Heap Leach Pads at Sleeper is underway. The forty-hole program is scheduled for completion in November. Column testing of material from the Heap Leach Pads is already in progress using samples from the earlier 2007 trenching program. The sonic samples will add to the test material. Definition drilling of the Facilities North area, located adjacent to the heaps, is also nearing completion.

Near-term project goals call for independent estimates of the gold and silver mineralization in the Heap Leach Pads and Facilities North areas that comply with NI 43-101 regulations. Evaluating the potential for a new heap leach operation at Sleeper will be the next objective, after mineralization from these two areas is officially quantified. The proposed winter drill program for Sleeper will continue definition drilling of the West Wood high-grade and testing of the favorable horizon between West Wood and the North West Target over a +1,500 meter distance.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on October 16, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL | **News Release** | **October 16, 2007**

SONIC DRILL PROGRAM BEGINS at SLEEPER

A Sonic Drill Program to gather additional material from the Heap Leach Pads at Sleeper is underway.

Sonic drilling utilizes high-frequency vibration to pass through unconsolidated material and obtain a continuous sample, generally without the use of water, air or mud. The forty-hole program is scheduled for completion in November.

Column testing of material from the Heap Leach Pads is already in progress at Kappes, Cassiday & Associates of Reno, Nevada using samples from the earlier 2007 trenching program. The sonic samples will add to the test material.

Definition drilling of the Facilities North area, located adjacent to the heaps, is also nearing completion. The program for this area has used a combination of reverse circulation (RC) and core drilling.

Near-term project goals call for independent estimates of the gold and silver mineralization in the Heap Leach Pads and Facilities North areas that comply with NI 43-101 regulations. Evaluating the potential for a new heap leach operation at Sleeper will be the next objective, after mineralization from these two areas is officially quantified.

A comprehensive set of images entitled "Evolution of the Sleeper Gold Property" has been posted to www.x-cal.com. The presentation documents a geologic breakthrough at Sleeper, which should assist modeling of the Facilities North mineralization and near mine exploration at Sleeper.

The 2007 X-CAL Annual Report describes favorable strata/horizons that localize mineralization. The report contains descriptive graphics, text and encouraging highlight drill intercepts.

The proposed winter drill program for Sleeper will continue definition drilling of the West Wood high-grade and testing of the favorable horizon between West Wood and the North West Target over a +1,500 meter distance (see highlight intercepts in Annual Report).

The Sleeper Gold Project covers a 30 square mile Epithermal Gold District. The near-term goals are foundation steps towards the larger exploration potential of the district as described in the paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe, which can be found at www.x-cal.com.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.*, and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or

unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END